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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                  (RULE 13D-1)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                               (AMENDMENT NO. 2) (1)


                           TOPS APPLIANCE CITY, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   890910-102
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                                 (CUSIP Number)

                              ROBERT D. CARL, III
                         8300 DUNWOODY PLACE, SUITE 209
                             ATLANTA, GEORGIA 30350
                                 (770) 518-9020
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)
                                    COPY TO:
                            GABRIEL DUMITRESCU, ESQ.
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                      191 PEACHTREE ST., N.E., 16TH FLOOR
                             ATLANTA, GEORGIA 30303
                                 (404) 572-6000

                                 JUNE 26, 1998
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            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [_].

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
                      (Continued on the following pages)
                              (Page 1 of 6 Pages)


---------------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 890910-102                   13D                   PAGE 2 OF 6 PAGES
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
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  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Robert D. Carl, III
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                 (a) [_]
                                                                                                         (b) [_]
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  3     SEC USE ONLY

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  4     SOURCE OF FUNDS
        PF
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)              [X]
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  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        USA
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                   NUMBER OF                        7     SOLE VOTING POWER
                     SHARES                               914,999
                  BENEFICIALLY
                    OWNED BY
                      EACH
                   REPORTING
                  PERSON WITH
                                                  ---------------------------------------------------------------
                                                    8     SHARED VOTING POWER
                                                          0
                                                  ---------------------------------------------------------------
                                                    9     SOLE DISPOSITIVE POWER
                                                          914,999
                                                  ---------------------------------------------------------------
                                                    10    SHARED DISPOSITIVE POWER
                                                          0
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        914,999
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]

        Excludes 200 shares of Common Stock of the Issuer held by Mary Ann Carl, Mr. Carl's mother. Mr.
        Carl disclaims beneficial ownership of the shares held by his mother.

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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.2%
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  14    TYPE OF REPORTING PERSON
        IN
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

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                        AMENDMENT NO. 2 TO SCHEDULE 13D

         The Schedule 13D of Robert D. Carl, III, dated March 31, 1998, as amended by the Schedule 13D/A filed on May 8, 1998 (the "Original Statement") relating to the Common Stock, no par value (the "Shares") of Tops Appliance City, Inc. (the "Issuer") is hereby amended as set forth herein. Unless otherwise indicated, each capitalized term not defined herein has the same meaning assigned to such term in the original statement.

ITEM 3 IS HEREBY DELETED IN ITS ENTIRETY, AND THE FOLLOWING NEW ITEM 3 IS HEREBY SUBSTITUTED IN ITS PLACE:

Item 3.  Source and Amount of Funds and Other Consideration

         The 914,999 Shares reported as beneficially owned by Mr. Carl consist of (i) 891,943 Shares held outright, including 857,143 Shares that Mr. Carl acquired upon the conversion of $1,500,000 aggregate principal amount of 6.5% Subordinated Convertible Debentures (New) due November 30, 2003 of the Issuer (the "New Debentures") previously held by him (see Item 6 below) and (ii) 23,056 Shares that Mr. Carl may acquire upon the conversion of $513,000 aggregate principal amount of 6.5% Subordinated Convertible Debentures due November 30, 2003 (the "Original Debentures") of the Issuer held by him. The amount of funds used to purchase the New Debentures (which have been converted into Shares), and the Shares and the Original Debentures held by Mr. Carl, net of proceeds from sales of certain Shares was $1,579,861.30. Mr. Carl used personal funds to purchase such securities.

ITEM 4 IS HEREBY DELETED IN ITS ENTIRETY, AND THE FOLLOWING NEW ITEM 4 IS HEREBY SUBSTITUTED IN ITS PLACE:

Item 4.  Purpose of Transaction

         Mr. Carl acquired the New Debentures (which have been converted into Shares), the Shares beneficially owned by him (including those acquired upon the conversion of the New Debentures) and the Original Debentures held by him for investment purposes.

         Mr. Carl does not have any present plans or proposals which relate to or would result in:

                  a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                  d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;



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                  e.       Any material change in the present capitalization or
                           dividend policy of the Issuer;

                  f. Any other material change in the Issuer's business or corporate structure;

                  g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                  h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

                  i.       Any action similar to any of those enumerated above.

         Mr. Carl, however, reserves the right to take future actions which may have any of the consequences described above, to acquire additional securities of the Issuer, to dispose of any such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent he deems advisable in light of his overall investment strategy, market conditions, the Issuer's business prospects and any other factors.

ITEM 5 IS HEREBY DELETED IN ITS ENTIRETY, AND THE FOLLOWING NEW ITEM 5 IS HEREBY SUBSTITUTED IN ITS PLACE:

Item 5.  Interest in Securities of Issuer

         (a) Mr. Carl beneficially owns 914,999 Shares (including Shares that may be acquired by him pursuant to the exercise of the Original Debentures held by him), representing 11.2% of the outstanding Shares of Issuer. The Shares reported as beneficially owned by Mr. Carl do not include 200 Shares held by Mary Ann Carl, Mr. Carl's mother. Mr. Carl does not have sole or shared voting or dispositive power over such Shares and, therefore, disclaims beneficial ownership of such Shares.

         (b) Mr. Carl has sole voting and dispositive power over the 914,999 Shares beneficially owned by him.

         (c) On June 26, 1998, Mr. Carl converted the New Debentures then held by him into 857,143 Shares (see Item 6 below).

         (d)  Not applicable.

         (e)  Not applicable.



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ITEM 6 IS HEREBY DELETED IN ITS ENTIRETY, AND THE FOLLOWING NEW ITEM 6 IS
HEREBY SUBSTITUTED IN ITS PLACE:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         On June 26, 1998, Mr. Carl converted the New Debentures into Shares pursuant to a Conversion Agreement between Mr. Carl and the Issuer dated May 8, 1998 (the "Conversion Agreement"), and Issuer paid Mr. Carl accrued but unpaid interest with respect to $750,000 in principal amount of the New Debentures which were so converted. In addition, as consideration to Mr. Carl for agreeing to convert the New Debentures, the Issuer agreed to make two payments of $24,375 each to Mr. Carl on August 31, 1998 and February 28, 1999, respectively. Pursuant to the Conversion Agreement, Issuer also agreed to use its reasonable best efforts to cause the registration statement on Form S-3 previously filed by the Issuer with the Securities and Exchange Commission to register the New Debentures and the Shares issuable upon conversion thereof to become effective.



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                                   SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                        Date:   July 6, 1998



                                        /s/ Robert D. Carl, III
                                        --------------------------------------
                                                 Robert D. Carl, III



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